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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                           ---------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           ---------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   831686 10 0
                           ---------------------------
                                 (CUSIP NUMBER)


CUSIP No.  831686 10 0
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1.       Name of Reporting Person and I.R.S. Identification Number

         Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116

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2.       Check the Appropriate Row if a Member of a Group

         (a)      N/A

         (b)      N/A

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3.       SEC Use Only


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4.       Citizenship or Place of Organization

         Tennessee

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Number of Shares Beneficially Owned by Each Reporting Person With:

         5.       Sole Voting Power - 1,787,012

         6.       Shared Voting Power -- 0

         7.       Sole Dispositive Power - 1,787,012

         8.       Shared Dispositive Power -- 0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,787,012 shares of Common Stock, receivable upon conversion of convertible securities and exercise of options to purchase shares of Common Stock.

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         N/A

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11.      Percent of Class Represented by Amount in Row (9)

         15.9%

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12.      Type of Reporting Person

         IV

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1


ITEM 1.

         (a)      NAME OF ISSUER:

                  Smart Choice Automotive Group, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5200 South Washington Avenue
                  Titusville, Florida  32780

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  Sirrom Capital Corporation

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street, Suite 200
                  Nashville, Tennessee 37219

         (c)      CITIZENSHIP/STATE OF ORGANIZATION:

                  Tennessee

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

         (e)      CUSIP NUMBER:

                  831686 10 0

ITEM 3.           FILING PURSUANT TO RULE 13D-1(B):

                  This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under Section 8 of the Investment Company Act.

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ITEM 4.           OWNERSHIP:

         (a) Amount Beneficially Owned: 1,787,012 shares, receivable upon conversion of convertible securities and exercise of options to purchase shares of Common Stock.

         (b)      Percent of Class:  15.9% of Common Stock

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote: 1,787,012, only upon conversion and exercise of options.

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of: 1,787,012, only upon conversion and exercise of options

                  (iv)     Shared power to dispose or to direct the disposition
                           of:  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  N/A.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  N/A.


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ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  February 17, 1998                SIRROM CAPITAL CORPORATION


                                         By: /s/ Carl W. Stratton
                                         Name: Carl W. Stratton
                                         Title: CFO